EXHIBIT 11

                        COMPUTATION OF BASIC AND DILUTED
                               EARNINGS PER SHARE
                                   (UNAUDITED)

                                                      For Quarter Ended
                                               ---------------------------------
                                               March 31, 2000     March 31, 1999
                                               --------------     --------------

Number of shares on which basic
     earnings per share is calculated:

Average outstanding during period               1,777,186,830      1,823,832,328

Add - Incremental shares under stock
     compensation plans                            52,450,724         56,088,292

Add - Incremental shares associated
     with contingently issuable shares                372,842          3,021,220
                                               --------------     --------------

Number of shares on which diluted
     earnings per share is calculated           1,830,010,396      1,882,941,840
                                               ==============     ==============

Net income applicable to common
     shareholders (millions)                   $        1,514     $        1,465

Less - net income applicable to
     contingently issuable shares (millions)                0                  4
                                               --------------     --------------

Net income on which diluted earnings
     per share is calculated (millions)        $        1,514     $        1,461
                                               ==============     ==============

Earnings per share of common
     stock - assuming dilution                 $         0.83     $         0.78

Earnings per share of common
      stock - basic                            $         0.85     $         0.80

      Stock options to purchase 23,695,194 shares and 13,196,830 shares were outstanding as of March 31, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive. In addition, 2,642,542 restricted stock units in the first quarter of 2000 relating to the company's Long Term Performance Plan were not included in the computation of diluted earnings per share as their effect would have been antidilutive. Net income applicable to common shareholders excludes preferred stock dividends of $5 million for the three months ended March 31, 2000 and 1999.


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